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                             December 21, 2020

       Chenlong Tan
       Chief Executive Officer
       iPower Inc.
       2399 Bateman Avenue
       Duarte, CA 91010

                                                        Re: iPower Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
27, 2020
                                                            CIK No. 0001830072

       Dear Mr. Tan:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted November 27, 2020

       Prospectus Summary
       Implications of Being an Emerging Growth Company and Smaller Reporting Company, page 7

   1. You indicate on the cover page that you have elected not to use the extended transition period for complying
with any new or revised financial accounting standards provided pursuant to Section
7(a)(2)(B) of the Securities Act. Please revise your disclosures here and elsewhere
throughout the filing to clarify that you have elected to opt out of the extended transition
period for complying with new or revised accounting standards under
                                                        Section 107(b) of the
JOBS Act and state that the election is irrevocable. Also, revise your disclosures on
page 38 to discuss the impact of adopting ASU 2018-13 and ASU
                                                        2016-13, since they
appear to be effective for you.
 Chenlong Tan
FirstName
iPower Inc.LastNameChenlong Tan
Comapany21,
December   NameiPower
              2020     Inc.
December
Page 2    21, 2020 Page 2
FirstName LastName
The Offering, page 9

2. We note your disclosure that your Class B common stock will have ten votes per share.
         We also note your disclosure on page 25 that your founders, officers and directors will control the company for the foreseeable future. Please disclose this in your prospectus summary and include the percent of the voting power such individuals will control after the offering.
3. We note your indication that there is no guarantee or assurance that your Class A common stock will be approved for listing on Nasdaq. Revise to clarify whether or not your offering is contingent upon listing and, if not, enhance your risk factors to explain the limited liquidity that will be available to purchasers of your Class A common stock.
4. Revise your table on page 5 to quantify the levels in the columns and provide the unit of measurement.
Risks Related to Our Common Stock, page 25

5. Please organize your risk factors so that the generic risk factors you have included, such as "There are risks, including stock market volatility, inherent in owning our common stock," "We are an emerging growth company..." and the risks described under the heading "Risks Related to This Offering," are presented at the end of the Risk Factors section under the heading "General Risk Factors" or tell us why you do not believe this is necessary. Refer to Item 105(a) of Regulation S-K.
Cautionary Note Regarding Forward-Looking Statements, page 28

6. The disclosure that appears here seems to be largely duplicative of the disclosure that appears on page iv. Please revise to consolidate and remove redundant disclosure.
Dilution, page 32

7. Please include disclosure comparing the public contribution under the proposed public offering and the effective cash contribution of your existing stockholders in transactions during the past five years. Refer to Item 506 of Regulation S-K. Regulatory Environment, page 34

8. We note your disclosure that demand for hydroponic gardening products depends on the uncertain growth of the cannabis industry. Please disclose here and in your prospectus summary whether, if known, a material amount of your revenues are derived from sales to end users that are in the business of growing cannabis and related products.
Liquidity and Capital Resources, page 35

9. Please disclose the material terms of your Loan and Security Agreement, Receivables
         Purchase Agreement, PPP loan and SBA Loan that you have filed as exhibits to your
 Chenlong Tan
iPower Inc.
December 21, 2020
Page 3
         registration statement, including, but not limited to, the amount outstanding under each obligation, the term and maturity dates of each agreement, fees and interest payable thereunder, and any affirmative and negative covenants or refer readers to the disclosure that appears at Note 8 for some of this disclosure. In addition, we note your disclosure that up to $3,000,000 is available under your credit facility; however, the Loan and Security
         Agreement filed as exhibit 10.4 to the registration statement provides that the Revolving
         Loan Limit is $2,000,000. Please reconcile this disclosure.
Government Regulation, page 44

10. Please revise this disclosure for consistency with your prospectus summary. In addition,
         we note your disclosure that    the Farm Bill explicitly allows the
transfer of hemp-derived
         products across state lines for commercial or other purposes. It also puts no restrictions on the sale, transport, or possession of hemp-derived products, so long as those items are
         produced in a manner consistent with the law.    Please also include
disclosure that the
         Farm Bill did not change the FDA   s authority, and that cannabis and
cannabis derived
         products are subject to the same authorities and requirements as FDA-regulated products containing any other substance, regardless of whether the products fall within the
         definition of    hemp    under the Farm Bill.
Summary Compensation Table, page 48

11. Please ensure you have included all compensation, including perquisites, earned by the
         Named Executive Officers during the fiscal years covered. In this regard, we note that Mr.
         Tan   s employment agreement provides that the company will lease a motor vehicle for
         Mr. Tan   s daily use. Lastly, please include the appropriate
narrative disclosure to the
         Summary Compensation Table, as applicable. Refer to Items 402(m)-(o) of Regulation S-
         K.
Principal Stockholders, page 49

12. Please revise your tabular disclosure to segregate the percent of shares beneficially owned by class of common stock. Please also include a separate column for each class reflecting the as adjusted percentage of shares beneficially owned after the proposed offering and include proper footnote disclosure required under Item 403 of Regulation S-K, as applicable. Lastly, please include the holders of 5% or more of the
company   s common
         stock, who are currently listed in footnote 3, in the table itself. In this regard, we note that
         shares of the company   s Series A preferred stock should be reflected
in the table as Class
         A common stock in accordance with Rule 13d-3(d)(1) under the Exchange Act.
Certain Relationships
FirstName             and Related
           LastNameChenlong    TanParty Transactions, page 50
Comapany
13.        NameiPower
       Please disclose theInc.
                           amounts paid under the agreements with E Marketing
Solution Inc.
December 21, 2020 Page 3 Marking Inc. to date.
       and Global  Product
FirstName LastName
 Chenlong Tan
FirstName
iPower Inc.LastNameChenlong Tan
Comapany21,
December   NameiPower
              2020     Inc.
December
Page 4    21, 2020 Page 4
FirstName LastName
Note 4     Variable interest entity, page F-14

14. Please disclose on the face of the balance sheets the assets that can be used only to settle obligations of the consolidated VIE and the liabilities for which creditors do not have recourse to the general credit of the company. Refer to ASC
810-10-45-25.
15.      Please expand your disclosures to include the following:

                a description of the significant terms to your contract (e.g., length of term/remaining term, renewal provisions, penalties, etc.);
                describe how contract terms grant you the power to direct significant activities and right to economic returns;
                your methodology for determining that you are the primary beneficiary, including significant judgments and assumptions made;
                qualitative and quantitative information about your involvement with the VIE, including the nature, purpose, size and activities of VIE, including how the VIE is financed;
                whether you have provided financial or other support to the VIE for the periods presented that you were not previously contractually required to provide; and
                a qualitative discussion of any restrictions on the VIE's assets.

         Refer to paragraphs 50-2AA and 50-5A of ASC Section 810-10-50. Make conforming disclosures for Global Products Marketing Inc. on page 50 and in your interim financial statements, when provided.
Indemnification of Directors and Officers, page II-1

16. You disclose that you have entered into indemnification agreements with each of your officers and directors and that you maintain a general liability insurance policy that covers certain liabilities of directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers; however, on page 47, you state that you have not entered into indemnification agreements with your directors and officers and that you do not have stand-alone director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services. Please reconcile this disclosure. If you have entered into such agreements, please file them as exhibits to the registration statement.
Recent Sales of Unregistered Securities, page II-2

17. Please disclose, with respect to each issuance, the exemption from registration on which you relied and whether an underwriter was involved in placing such securities, as for example, with respect to your Series A preferred stock. In addition, please disclose all warrants the company has issued, including the warrants issued in connection with the
         November 2020 offering.
 Chenlong Tan
FirstName
iPower Inc.LastNameChenlong Tan
Comapany21,
December   NameiPower
              2020     Inc.
December
Page 5    21, 2020 Page 5
FirstName LastName
Exhibits

18. Please confirm you intend to file a specimen stock certificate for your Class A common stock and the form of warrant to be registered in this offering. Selling Stockholders, page Resale-3

19. Please disclose the position, office or material relationship each selling stockholder had with the company in the past three years, such as the affiliation with Shanshan Huang.
         Please also provide the required footnote disclosure, as applicable. Refer to Item 507 of
         Regulation S-K.
20. Tell us whether the private placement in which the warrants were issued has closed and, if not, tell us why it is appropriate to register the resale of the shares underlying the warrants at this time.
General

21. Please include the dealer prospectus delivery obligation legend on the outside back cover of your primary offering prospectus. Refer to Item 502(b) of Regulation S-K.
22. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
23. In your resale prospectus, please include a description of the warrants pursuant to which the common stock registered in this offering will be issued. Please also include appropriate tax disclosure relating to the warrants, and a brief description of the warrants in your prospectus summary.
24. In your resale prospectus, revise to disclose the price at which such shares will be offered if there is no market for your securities. Refer to Item 501(b)(3) of Regulation S-K.
       You may contact Patrick Kuhn at 202-551-3308 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Trade & Services